Mail Stop 3561

September 24, 2007

Via Fax and U.S. Mail

Adam Ansaldi
Vice President
Bear Stearns Commercial Mortgage Securities Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD

**Re: Bear Stearns Commercial Mortgage Securities Trust 2006-TOP22
        Supplement 1 to Form 10-K for the fiscal year ended December 31, 2006
        Filed April 2, 2007
        File No. 333-130789-01**

Dear Mr. Ansaldi,

        We have reviewed your responses to the comments in our letter dated July 25, 2007 and have the following additional comments.

Form 10-K

Item 1119 of Regulation AB, Affiliations and Certain Relationships and Related Transactions

1. We note your response to our prior comment 1 and reissue the comment. Item 1119 information may be omitted if substantially the same information had been provided previously in an annual report or in an effective registration statement. The Item 1119 information should have been disclosed under a separate caption in the prospectus supplement. We cannot locate this section in the prospectus supplement. Please revise the 10-K to disclose the information required by Item 1119 of Regulation AB.

Exhibits 35 Servicing Compliance Statements

2. We reissue our prior comment 9 in part. We bring your attention to exhibits 35(a), (b) and (c). Please revise the servicer compliance statements to state either that the servicers have fulfilled all of its obligations under the relevant agreements or that there has been a failure to fulfill any obligation in any material respect. Refer to Item 1123(b) of Regulation AB.

3. We note from Part IV of the Form 10-K that you have included the servicing compliance statement for LaSalle Bank as exhibit 35(d). However, this exhibit is not filed. Please either file the exhibit or revise Part IV.

** ** **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact H. Yuna Peng at (202) 551-3391 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Frank Polverino, Esq.
Fax: (212) 504-6666